

June 19, 2013

<u>Via E-mail</u>
Patrick Brown
Chairman of the Board
Rainbow Coral Corp.
495 Grand Blvd., Suite 206
Miramar Beach, FL 32550

> **Re: Rainbow Coral Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed July 17, 2012**
> **File No. 333-169554**
> **Form 8-K**
> **Filed April 12, 2013**
> **File No. 333-169554**

Dear Mr. Brown:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Lyn Shenk

                                Lyn Shenk
                                Branch Chief